UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nupathe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

67059M100

(CUSIP Number)

December 31, 2011

(Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b) (Qualified Investor)

☐ Rule 13d-1(c) (Passive Investor)

☒ Rule 13d-1(d) (Exempt Investor)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. Birchmere Ventures III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 835,983
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 835,983
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,983
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 5.67%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers reported herein are as of December 31, 2011, and include 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant. Jeanne Cunicelli, who is a director of the Issuer and an employee of Birchmere Ventures III LP affiliate BV3GP Investors, LLC, holds an aggregate of 25,439 vested stock options to acquire shares of common stock of the Issuer. Pursuant to the terms of her affiliation with Birchmere Ventures III LP, Birchmere Ventures III LP is the beneficial owner of 16,281 of the options held by Ms. Cunicelli and may direct her actions regarding such options. Birchmere Ventures III LP may be deemed to have shared voting or dispositive powers with respect to the shares underlying such options.
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 2 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. Birchmere Ventures III TSIB LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 466,505
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 466,505
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,505
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 3.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers reported herein are as of December 31, 2011, and include 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant. Jeanne Cunicelli, who is a director of the Issuer and an employee of Birchmere Ventures III TSIB LP affiliate BV3GP Investors, LLC, holds an aggregate of 25,439 vested stock options to acquire shares of common stock of the Issuer. Pursuant to the terms of her affiliation with Birchmere Ventures III TSIB LP, Birchmere Ventures III TSIB LP is the beneficial owner of 9,158 of the options held by Ms. Cunicelli and may direct her actions regarding such options. Birchmere Ventures III TSIB LP may be deemed to have shared voting or dispositive powers with respect to the shares underlying such options.
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 3 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. BV3 Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 4 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. BV3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 5 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. BV3GP Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 6 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. Gary Glausser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 7 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. Ned Renzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 8 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. Seán Sebastian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 9 of 12 pages

CUSIP No. 67059M100

1	NAMES OF REPORTING PERSONS. Bay City Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 1,302,488
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 1,302,488
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,302,488
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 8.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	All share numbers reported herein are as of December 31, 2011, and include (i) the 835,983 shares held directly by Birchmere Ventures III LP (including (a) 4,366 shares that may be acquired by Birchmere Ventures III LP upon the exercise of a warrant and (b) 16,281 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III LP is deemed the beneficial owner) and (ii) the 466,505 shares held directly by Birchmere Ventures III TSIB LP (including (a) 2,439 shares that may be acquired by Birchmere Ventures III TSIB LP upon the exercise of a warrant and (b) 9,158 shares that may be acquired by Jeanne Cunicelli upon the exercise of her stock options of which Birchmere Ventures III TSIB LP is deemed the beneficial owner).
**	All ownership percentages reported herein are based on 14,748,582 outstanding shares of the Issuer’s common stock as of November 11, 2011.

Page 10 of 12 pages

Item 1(a).	Name of issuer:

Nupathe, Inc.

Item 1(b).	Address of issuer’s Principal Executive Offices:

227 Washington Street, Suite 200

Conshohocken, PA 19428

Item 2(a).	Name of person filing:

Birchmere Ventures III LP

Birchmere Ventures III TSIB LP

BV3 Management LP

BV3 LLC

BV3GP Investors, LLC

Gary Glausser

Ned Renzi

Seán Sebastian

Bay City Capital, LLC

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of principal business office or, if none, Residence:

c/o Birchmere Ventures III LP

424 South 27th Street

Suite 203

Pittsburgh, PA 15203

Item 2(c).	Citizenship:

See Item 4 of the cover page for each Reporting Person.

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP No.:

67059M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Page 11 of 12 pages

Item 4.	Ownership.

See Items 5-9 of the cover page for each Reporting Person.

Of the 835,983 aggregate shares beneficially owned by Birchmere Ventures III LP (“Birchmere”), 819,702 are directly held by Birchmere, and 16,281 are vested stock options beneficially held by Birchmere through Jeanne Cunicelli’s directorship of the Issuer. BV3 Management LP (“BV3 Management”), the general partner of Birchmere, BV3 LLC (“BV3”), the general partner of BV3 Management, BV3GP Investors, LLC (“BV3GP”), a managing member of BV3, Gary Glausser, a managing member of BV3, Ned Renzi, a managing member of BV3, Seán Sebastian, a managing member of BV3, and Bay City Capital, LLC (“Bay City”), the manager of BV3GP, may be deemed to share with Birchmere voting and dispositive power with respect to such shares.

Of the 466,505 aggregate shares beneficially owned by Birchmere Ventures III TSIB LP (“Birchmere TSIB”), 457,347 are directly held by Birchmere TSIB, and 9,158 are vested stock options beneficially held by Birchmere TSIB through Jeanne Cunicelli’s directorship of the Issuer. BV3 Management, the general partner of Birchmere TSIB, BV3, the general partner of BV3 Management, BV3GP, a managing member of BV3, Gary Glausser, a managing member of BV3, Ned Renzi, a managing member of BV3, Seán Sebastian, a managing member of BV3, and Bay City, the manager of BV3GP, may be deemed to share with Birchmere TSIB voting and dispositive power with respect to such shares.

The filing of this Schedule 13G shall not be construed as an admission that BV3 Management, BV3, BV3GP, Gary Glausser, Ned Renzi, Seán Sebastian and/or Bay City are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13G.

Item 5.	Ownership of 5 percent or less of a class:

Not Applicable.

Item 6.	Ownership of more than 5 percent on behalf of another person:

Not Applicable.

Item 7.	Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

Not Applicable.

Item 8.	Identification and classification of members of the group:

Not Applicable.

Item 9.	Notice of dissolution of the group:

Not Applicable.

Item 10.	Certifications:

Not Applicable

Page 12 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2012	BIRCHMERE VENTURES III LP

	By:	BV3 Management LP, its general partner

	By:	BV3 LLC, its general partner

	By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BIRCHMERE VENTURES III TSIB LP

	By:	BV3 Management LP, its general partner

	By:	BV3 LLC, its general partner

	By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BV3 MANAGEMENT LP

	By:	BV3 LLC, its general partner

	By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BV3 LLC

	By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BV3GP INVESTORS, LLC

By:	Bay City Capital, LLC, it manager

By:	/s/ Jeanne Cunicelli
Name: Jeanne Cunicelli
Title: Authorized Signatory

/s/ Gary Glausser
Gary Glausser

/s/ Ned Renzi
Ned Renzi

/s/ Seán Sebastian
Seán Sebastian

BAY CITY CAPITAL, LLC

By:	/s/ Jeanne Cunicelli
Name: Jeanne Cunicelli
Title: Authorized Signatory

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 2, 2012, is by and among Birchmere Ventures III LP, Birchmere Ventures III TSIB LP, BV3 Management LP, BV3 LLC, BV3GP Investors, LLC, Gary Glausser, Ned Renzi, Seán Sebastian, and Bay City Capital, LLC (the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to the shares of Common Stock, $0.001 par value per share, of Nupathe, Inc. beneficially owned by it from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Filers, and for the completeness and accuracy of the information concerning itself contained therein. Each of the Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

BIRCHMERE VENTURES III LP

By:	BV3 Management LP, its general partner

By:	BV3 LLC, its general partner

By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BIRCHMERE VENTURES III TSIB LP

By:	BV3 Management LP, its general partner

By:	BV3 LLC, its general partner

By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BV3 MANAGEMENT LP

By:	BV3 LLC, its general partner

By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BV3 LLC

By:	/s/ Gary Glausser
Name: Gary Glausser
Title: Managing Member

BV3GP INVESTORS, LLC

By:	Bay City Capital, LLC, its manager

By:	/s/ Jeanne Cunicelli
Name: Jeanne Cunicelli
Title: Authorized Signatory

/s/ Gary Glausser
Gary Glausser

/s/ Ned Renzi
Ned Renzi

/s/ Seán Sebastian
Seán Sebastian

BAY CITY CAPITAL, LLC

By:	/s/ Jeanne Cunicelli
Name: Jeanne Cunicelli
Title: Authorized Signatory